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DIRECT DIAL NUMBER	E-MAIL ADDRESS
(212) 455-2948	JKAUFMAN@STBLAW.COM

February 26, 2015

VIA EDGAR

Re:	Nielsen Holdings Limited
Registration Statement on Form S-4

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Ladies and Gentlemen:

On behalf of Nielsen Holdings Limited (the “Company”), we hereby submit by direct electronic transmission for filing under the Securities Act of 1933, as amended, a Registration Statement on Form S-4 (the “Registration Statement”) relating to the proposed issuance of the Company’s ordinary shares in connection with the merger described in the Registration Statement.

The filing fee in the amount of $1,951,046.90 was deposited by wire transfer of same-day funds to the Commission’s account at US Bank on February 26, 2014.

Please do not hesitate to contact me at (212) 455-2948 with any questions you may have regarding this filing.

Very truly yours,

/s/ Joseph H. Kaufman

Joseph H. Kaufman